UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 11

Command Security Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

20050L100
(CUSIP Number)

Strategic Turnaround Equity Partners, LP
Bruce Galloway
Gary Herman

c/o Galloway Capital Management, LLC
720 5TH Avenue
New York, NY, 10019
(212)-247-0581

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 12, 2005
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

SCHEDULE 13D

CUSIP No. 20050L100

1) NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Bruce Galloway

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) ☒
                               (b) ❒

3) SEC USE ONLY

4) SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ❒

6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,043,809
8. SHARE VOTING POWER 125,000
9. SOLE DISPOSITIVE POWER 1,043,809
10. SHARED DISPOSITIVE POWER 125,000

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,168,809 (1)

12)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒

13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.6%

14)TYPE OF REPORTING PERSON
      IN

(1) Includes 599,828 shares of Common Stock held by Bruce Galloway, IRA, 33,600 shares of Common Stock held on behalf of Mr. Galloway’s children, 100,000 shares of Common Stock held by Strategic Turnaround Equity Partners, LP (“STEP”) and 25,000 shares of Common Stock held in an account jointly controlled by Bruce Galloway and Gary Herman. Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC. Galloway Capital Management, LLC is the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for (i) the indirect interests of Mr. Galloway by virtue of being a member of Galloway Capital Management, LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP).

SCHEDULE 13D

CUSIP No. 20050L100

1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Strategic Turnaround Equity Partners, LP

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ☒
                                              (b) ❒

3) SEC USE ONLY

4) SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TOITEMS 2(d) OR 2(e)    ❒

6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 0
8) SHARE VOTING POWER 100,000
9) SOLE DISPOSITIVE POWER 0
10) SHARED DISPOSITIVE POWER 100,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ❒

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%

14) TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 20050L100

1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Gary Herman

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  ☒
                             (b)  ❒

3) SEC USE ONLY

4) SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     ☐

6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 53,000
8) SHARE VOTING POWER 157,000
9) SOLE DISPOSITIVE POWER 53,000
10) SHARED DISPOSITIVE POWER 157,000

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      210,000 (3)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ❒

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.94%

14) TYPE OF REPORTING PERSON
IN

(3) Includes 32,000 shares of Common Stock held by FBR, Inc., a New York corporation, 100,000 shares of Common Stock held by Strategic Turnaround Equity Partners, LP (“STEP”) and 25,000 shares of Common Stock held in an account jointly controlled by Messrs Galloway and Herman. Mr. Herman is an officer of FBR, Inc. which has authorized Mr. Herman to vote and dispose of the shares of Common Stock held by FBR, Inc. Mr. Herman is a managing member of Galloway Capital Management, LLC. Galloway Capital Management, LLC is the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for the indirect interests of Mr. Herman by virtue of being a member of Galloway Capital Management, LLC).

This Amendment is being filed on behalf of Mr. Bruce Galloway, an individual investor, Strategic Turnaround Equity Partners, LP (“STEP”) and Gary Herman, an individual investor, with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Command Security Corporation, a New York corporation (the “Company”). This Amendment is being filed to reflect the distribution by Galloway Capital Management, LLC (“Galloway Capital”) to Bruce Galloway of all warrants (“Warrants”) relating to shares of Common Stock, with the exception of 48,000 Warrants distributed to Gary Herman, a Managing Member of Galloway Capital and 32,000 warrants distributed to FBR, Inc., a New York corporation, of which Gary Herman is an officer and the contribution to STEP by Mr. Galloway of 100,000 shares of Common Stock.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at Route 55, Lexington Park, Lagrangeville, NY, 12540.

Item 2. Identity and Background.

(a) - (c) This statement is being filed by Mr. Bruce Galloway, an individual investor, Strategic Turnaround Equity Partners, LP (“STEP”), a Delaware limited partnership and Gary Herman, an individual investor (collectively, the “Reporting Persons”), each of whose principal place of business is c/o Galloway Capital Management, LLC, 720 5th Avenue, New York, NY, 10019.

(d) - (e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Galloway and Herman are each a United States citizen and STEP is a limited partnership formed under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

Galloway Capital distributed the warrants relating to shares of Common Stock pursuant to an agreement between Galloway Capital and Messrs Galloway and Herman. Subsequent to the exercise of such warrants by Mr. Galloway, Mr. Galloway contributed 100,000 shares of Common Stock to STEP.

Item 4. Purpose of Transaction.

Galloway Capital has distributed all its warrants relating to shares of Common Stock to Bruce Galloway, with the exception of 48,000 Warrants distributed to Gary Herman, a Managing Member of Galloway Capital and 32,000 warrants distributed to FBR, Inc., a New York corporation, of which Gary Herman is an officer. Subsequent to the exercise of such warrants by Mr. Galloway, Mr. Galloway contributed 100,000 shares of Common Stock to STEP

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Galloway may be deemed to beneficially own an aggregate of 1,168,809 shares of Common Stock, representing approximately 10.6% of the outstanding shares of Common Stock. This includes 599,828 shares of Common Stock held by Bruce Galloway, IRA, 33,600 shares of Common Stock held on behalf of Mr. Galloway’s children, 100,000 shares of Common Stock held by STEP and 25,000 shares of Common Stock held in an account jointly controlled by Messrs Galloway and Herman. Mr. Galloway is a managing member and the majority equity holder of Galloway Capital. Galloway Capital is the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for (i) the indirect interests of Mr. Galloway by virtue of being a member of Galloway Capital, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP). Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Galloway Capital (except for the indirect interest of Mr. Galloway by virtue of being a member of Galloway Capital).

As of the date hereof, STEP may be deemed to beneficially own 100,000 shares of Common Stock, representing approximately 0.9% of the outstanding shares of Common Stock.

As of the date hereof, Mr. Herman may be deemed to beneficially own an aggregate of 210,000 shares of Common Stock, representing 1.94% of the outstanding shares of Common Stock. This includes 32,000 shares of Common Stock held by FBR, Inc., a New York corporation, 100,000 shares of Common Stock held by STEP and 25,000 shares of Common Stock held in an account jointly controlled by Messrs Galloway and Herman. Mr. Herman is an officer of FBR, Inc. which has authorized Mr. Herman to vote and dispose of the shares of Common Stock held by FBR, Inc. Mr. Herman is a managing member of Galloway Capital. Galloway Capital is the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for the indirect interests of Mr. Herman by virtue of being a member of Galloway Capital).

(b) As of the date hereof, Mr. Galloway has sole voting power over 1,043,809 shares of Common Stock and sole power to dispose of 1,043,809 shares of Common Stock.

As of the date hereof, STEP has shared voting power over 100,000 shares of Common Stock and has shared power to dispose of 100,000 shares of Common Stock.

As of the date hereof, Mr. Herman has sole voting power over 53,000 shares of Common Stock and has sole power to dispose of 53,000 shares of Common Stock.

(c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2006

/s/ Bruce Galloway
Name: Bruce Galloway

Strategic Turnaround Equity Partners, LP

By: /s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway
          Capital Management, LLC, the General Partner of Strategic
          Turnaround Equity Partners, LP

/s/ Gary Herman
Name: Gary Herman

Exhibit A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: January 31, 2006

                                Strategic Turnaround Equity Partners, LP

By: /s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway
           Capital Management, LLC, the
           General Partner of Strategic
           Turnaround Equity Partners, LP

/s/ Bruce Galloway
Name: Bruce Galloway

/s/ Gary Herman
Name: Gary Herman